Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

October 12, 2010

Via Edgar

Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nautilus, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 filed March 8, 2010 File Number: 01-31321
On behalf of Nautilus, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 14, 2010 (the “Comment Letter”). The Company's responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff's comments prior to each response.
Form 10-K for Fiscal Year Ended December 31, 2009
Notes to Consolidated Financial Statements
Note (2) Discontinued Operations

1.	We note that you have consistently reduced the previously estimated disposal loss of your commercial business in each period since the initial estimate was made in September 2009. Please tell us the following:

•	The nature of and basis for the initial estimated loss on disposal of approximately $18.8 million,

•	The nature of and basis for reductions in each subsequent interim period through June 30, 2010, with reference to Accounting Standards Codification (ASC) 205-20-50-5 in regard to the nature of such adjustments,

•	The amount of gain or loss associated with portions of the commercial business disposed through June 30, 2010, and the periods and financial statement line items in which such is reported, with reference to ASC 205-20-50-1(b) in regard to the disclosure of such gain or loss,

•	How any gain or loss recognized for disposals impacted the determination of the total estimated disposal loss of the commercial business through June 30, 2010, and

•	How your accounting complies with each of ASC 205-20-45-3, 360-10-35-20, 360-10-35-21, 360-10-35-38, 360-10-35-40, and 360-10-40-5, in particular, your consideration of impairment of the assets to be disposed prior to reporting within discontinued operations.

A)    The nature of and basis for the initial estimated loss on disposal of approximately $18.8 million.

The amount of initial estimated loss on disposal we reported for the period ended September 30, 2009 was approximately $18.3 million, not $18.8 million. On September 25, 2009, we committed to a plan for the complete divestiture of our commercial business. Prior to the issuance of our third quarter 2009 financial statements, management held discussions with a prospective buyer regarding the sale of the entire commercial business in a single transaction. The sale terms discussed during these negotiations with the prospective buyer for the entire commercial business formed the basis for management's determination of an estimated pre-tax disposal loss of $18.3 million for the period ended September 30, 2009.

Subsequently, after filing our Quarterly Report on Form 10-Q for the period ended September 30, 2009, management determined that we might realize greater value by selling our commercial business in multiple asset groups involving several buyers, rather than as a single disposal group as originally was expected. As a result, in December 2009, we completed the sale of the StairMaster and SchwinnFitness components and we evaluated the respective fair values of the remaining components held-for-sale as of December 31, 2009, resulting in an $8.8 million reduction to previously-estimated disposal loss, which we recognized in the fourth quarter of 2009. For further details, see table in item (B) below for the three-months ended December 31, 2009.

B)    > The nature of and basis for reductions in each subsequent interim period through June 30, 2010, with reference to Accounting Standards Codification (ASC) 205-20-50-5 in regard to the nature of such adjustments,
> The amount of gain or loss associated with portions of the commercial business disposed through June 30, 2010, and the periods and financial statement line items in which such is reported, with reference to ASC 205-20-50-1(b) in regard to the disclosure of such gain or loss,
> How any gain or loss recognized for disposals impacted the determination of the total estimated disposal loss of the commercial business through June 30, 2010.

ASC 205-20-50-5 requires that the nature and amount of adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period shall be disclosed. ASC 205-20-50-1(b) requires disclosure in the notes to financial statements of the gain or loss recognized in accordance with ASC 360-10-35-40 and 360-10-40-5, as well as the caption in the income statement that includes that gain or loss. ASC 360-10-35-40 describes a loss recognized for any initial writedown (or subsequent gain or loss adjustment) to fair value less cost to sell of a disposal group; ASC 360-10-40-5 describes a gain or loss not previously recognized that results from the sale of a long-lived asset.

The following tables present (in thousands):
> the nature and amount of adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period,
> the amount of gain or (loss) recognized in accordance with ASC 360-10-35-40 and 360-10-40-5, including gain or (loss) associated with portions of the commercial business disposed through June 30, 2010, and the periods and financial statement line items in which such is reported, and
> recognized gains and losses on disposals ("completed transactions") included in total estimated disposal loss for each period through June 30, 2010.

In future filings, we do not expect to report material adjustments to amounts previously reported in discontinued operations that are directly related to disposals of components in prior periods.

Three-months ended September 30, 2009

Asset Group	Estimated Loss on Sale of Commercial Business
Commercial Business (1)	$(18,331)

(1) Reflects management's original expectation of a disposal involving a single buyer for the entire commercial business, as discussed in item (A) above.

Estimated loss on sale of commercial business is included in "Loss from Discontinued Operations" in our condensed consolidated statements of operations for the period ended September 30, 2009, as indicated in Note (2) Discontinued Operations.

Three-months ended December 31, 2009

Asset Group	Previously- Estimated Disposal Loss	Completed Transactions Gain (Loss)		Adjustment to Estimated Disposal Loss		Reduction to Previously- Estimated Disposal Loss	Disposal Loss Impairment as of 12/31/09
Commercial Business	$18,331	$—		$8,065	(1)	$8,065	$10,266
StairMaster		57	(2)			57
SchwinnFitness		718	(2)			718
	$18,331	$775		$8,065		$8,840	$10,266

(1) Adjustment to estimated disposal loss arises from management's decision in the fourth quarter of 2009 to sell the commercial business in multiple asset groups involving several buyers, rather than as a single disposal group as originally was expected, as discussed in item (A) above.
(2) Sale of StairMaster & SchwinnFitness components, previously included in Commercial Business disposal group, as discussed in item (A) above.

The reduction to previously estimated disposal loss is included in "Loss from Discontinued Operations" in our consolidated statements of operations for the year ended December 31, 2009, as indicated in Note (2) Discontinued Operations.

Year ended December 31, 2009

Completed transactions:
Stairmaster	$57
SchwinnFitness	718
Gain on completed sales	775
Estimated disposal loss on remaining assets held-for-sale *	(10,266)
Estimated Loss on Sale of Commercial Discontinued Operation	$(9,491)

* See table below for estimated disposal loss detail by asset group as of 12/31/09.

Estimated loss on sale of commercial discontinued operation is included in "Loss from Discontinued Operations" in our consolidated statements of operations for the year ended December 31, 2009, as indicated on the face of the financial statements.

Three-months ended March 31, 2010

Asset Group	Previously- Estimated Disposal Loss	Completed Transactions Gain (Loss)		Adjustments to Estimated Disposal Loss		Reduction to Previously- Estimated Disposal Loss	Estimated Disposal Loss Impairment as of 3/31/2010
StairMaster / SchwinnFitness:
Inventory	$(121)	$(108)	(1)	$—		$13	$—
Nautilus:
Factory	(4,340)	(4,340)	(2)	—		—	—
Inventory - raw/WIP/parts	(1,872)	(951)	(2)	—		921	—
Inventory - finished goods	(291)	—		(49)	(3)	(49)	(340)
Virginia real properties:
Main Campus	(1,268)	—		—		—	(1,268)
Elk Creek / Robert Shaw	(444)	—		—		—	(444)
Europe operations:
Germany	(373)	—		21	(4)	21	(352)
UK / Switzerland	(38)	—		—		—	(38)
Inventory - parts	(1,207)	—		—		—	(1,207)
Inventory - finished goods	(312)	—		312	(5)	312	—
	$(10,266)	$(5,399)		$284		$1,218	$(3,649)

(1) StairMaster and SchwinnFitness commercial inventory were sold in Q1-2010 to the buyer of these components.
(2) Sale of Nautilus commercial operations, including factory and manufacturing inventories completed in Q1-2010.
(3) Adjustment to estimated fair value of Nautilus commercial finished goods inventory.
(4) Adjustment to estimated selling costs of Europe - Germany commercial operations.
(5) When the prospective buyer of our Europe operations declined interest in the finished goods inventory, contrary to management's expectations, we reclassified the finished goods portion as held-and-used, resulting in a reduction in estimated disposal loss of $312. An equal and offsetting lower-of-cost-or-market adjustment was included in loss from discontinued operations, resulting in no impact on net loss for the period. The parts inventory continued to be classified as held-for-sale, as we still expect to complete a bulk disposal of these assets.

Reduction to previously-estimated disposal loss is included in "Loss from Discontinued Operations" in our condensed consolidated statements of operations for the period ended March 31, 2010, as indicated in Note (2) Discontinued Operations.

Three-months ended June 30, 2010

Asset Group	Previously- estimated Disposal Loss	Completed Transactions ain (Loss)		Adjustments to Previously- Completed Transactions		Adjustments to Estimated Disposal Loss		Reduction to Previously- Estimated Disposal Loss	Estimated Disposal Loss Impairment as of 6/30/10
StairMaster/SchwinnFitness	$—	$—		$383	(1)	$—		$383	$—
Nautilus:
Factory	—	—		300	(2)	—		300	—
Inventory -finished goods I	(110)	(110)	(3)	—		—		—	—
Inventory -finished goods II	(230)	—		—		46	(4)	46	(184)
Virginia real properties:
Main Campus	(1,268)	—		—		(16)	(5)	(16)	(1,284)
Elk Creek / Robert Shaw	(444)	—		—		—		—	(444)
Europe operations:
Germany	(352)	(151)	(6)	—		—		201	—
UK / Switzerland	(38)	—		—		—		—	(38)
Inventory - parts	(1,207)	206	(7)	—				206	(1,001)
	$(3,649)	$(55)		$683		$30		$1,120	$(2,951)

(1) Sales price adjustments related to the disposal of StairMaster and SchwinnFitness in the fourth quarter of 2009.
(2) Deferred payments related to the disposal of the Nautilus factory in the first quarter of 2010, which were not recognized at the time of the sale because we concluded assets representing such future payments probably were impaired, due to the highly-leveraged financial position of the buyer at the time of the sale and the significant operating cash flow deficits we expected the buyer to incur after the sale was completed. Despite receiving this initial deferred payment, our assessment regarding the impairment of such future payments has not changed, based on our evaluation of the buyer's current financial position and liquidity.
(3) Sale of Nautilus finished goods to buyer of factory was completed in separate transactions during Q2- and Q3-2010.
(4) Adjustment to estimated selling costs of Nautilus finished goods inventory.
(5) Adjustment to estimated selling costs of Virginia - Main Campus real property.
(6) Sale of Europe - Germany commercial distributor operations completed in Q2-2010.
(7) Parts inventory was reduced due to sales to customers at or above cost during Q2-2010, reducing estimated disposal loss by $206. We expect to complete a bulk disposal of our Europe parts inventory in Q4-2010.

Reduction to previously-estimated disposal loss is included in "Loss from Discontinued Operations" in our condensed consolidated statements of operations for the period ended June 30, 2010, as indicated in Note (2) Discontinued Operations.

C)    How your accounting complies with each of ASC 205-20-45-3, 360-10-35-20, 360-10-35-21, 360-10-35-38, 360-10-35-40, and 360-10-40-5, in particular, your consideration of impairment of the assets to be disposed prior to reporting within discontinued operations.

ASC 205-20-45-3 states “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business entity…for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5, in discontinued operations. The results of operations of a component classified as held for sale shall be reported in discontinued operations in the period(s) in which they occur. The results of discontinued operations, less applicable income taxes (benefit), shall be reported as a separate component of income before extraordinary items (if applicable). A gain or loss recognized on the disposal shall be disclosed either on the face of the income statement or in the notes to financial statements.” ASC 360-10-35-40 describes a loss recognized for any initial writedown (or subsequent gain or loss adjustment) to fair value less cost to sell of a disposal group; ASC 360-10-40-5 describes a gain or loss not previously recognized that results from the sale of a long-lived asset.

We complied with each of these provisions in our financial statements for each period beginning with the third quarter of 2009. We included gains and losses not previously recognized that resulted from the sale of long-lived assets of the commercial business in discontinued operations in each period reported. The results of the commercial business discontinued operation, less applicable income taxes (benefit), were reported as a separate component of income in our consolidated statements of operations for each period, beginning with the third quarter of 2009. In addition, we disclosed the amount of disposal gain or loss recognized in each period in Note (2) Discontinued Operations and on the face of our consolidated statement of operations for the year ended December 31, 2009.

ASC 360-10-35-20 states “if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.”

We recognized impairment losses in the third quarter of 2009 related to real property and other intangible assets, prior to their classification as assets held-for-sale, of $1.4 million and $1.6 million, respectively, and the adjusted carrying amount became the new cost basis of each such impaired asset.

ASC 360-10-35-21 states “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.”

With respect to impairment of the assets to be disposed prior to reporting within discontinued operations, management had plans, in each period prior to its classification as a discontinued operation, to return the commercial business to profitability and future expected cash flows reflected in such plans did not indicate an impairment of long-lived assets. Due to continuing declines in the U.S. and global economies and our diminishing liquidity, however, management decided in the third quarter of 2009 that we no longer could absorb continued operating losses of the commercial business while executing the plan to return it to profitability, as originally was expected. As a result, in spite of the fact that a sale occurring within the current weak economic environment would most likely result in a disposal loss, management committed to a plan for the complete divestiture of the commercial business, rather than continuing to absorb operating losses during its return to profitability, as originally was planned.

In October 2007, a qualified third party appraised the value of our Virginia real property and no impairment was indicated. Due to continuing declines in commercial real property values, however, an updated third-party assessment of the Virginia real property was performed in July 2009 and an impairment charge of $1.4 million was recognized in the third quarter of 2009, prior to its classification as held-for-sale.

Our annual test of goodwill and indefinite-lived intangible assets occurs on October 31. However, due to changes in management's expectations regarding future revenue, we tested such assets for impairment as of August 31, 2009 and recognized an impairment charge of $1.6 million related to the StairMaster tradename, prior to its classification as held-for-sale. The StairMaster tradename was the only intangible asset of the commercial business at such time.

ASC 360-10-35-38 states “costs to sell are the incremental direct costs to transact a sale, that is, the costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made. Those costs include broker commissions, legal and title transfer fees, and closing costs that must be incurred before legal title can be transferred. Those costs exclude expected future losses associated with the operations of a long-lived asset (disposal group) while it is classified as held for sale. Expected future operating losses that marketplace participants would not similarly consider in their estimates of the fair value less cost to sell of a long-lived asset (disposal group) classified as held for sale shall not be indirectly recognized as part of an expected loss on the sale by reducing the carrying amount of the asset (disposal group) to an amount less than its current fair value less cost to sell.”

As disclosed in Note (2) Discontinued Operations to our consolidated financial statements for each respective period through June 30, 2010, the amount of loss we reported in connection with our planned divestiture of the commercial business reflected the carrying values of the assets expected to be sold in excess of the estimated amount of anticipated cash proceeds, net of sale transaction costs, which we determined in accordance with the provisions of ASC 360-10-35-38. Such sale transaction costs included broker fees, legal costs, title transfer fees and closing costs directly in connection with the respective disposal transaction. In addition, we did not indirectly recognize as part of an expected loss any expected future losses associated with the commercial business by reducing the carrying amount of the asset (disposal group) to an amount less than its current fair value less cost to sell.

ASC 360-10-35-40 states “a loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell. A gain shall be recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized (for a write-down to fair value less cost to sell). The loss or gain shall adjust only the carrying amount of a long-lived asset, whether classified as held for sale individually or as part of a disposal group.”

We complied with the provisions of ASC 360-10-35-40 in our recognition of initial disposal losses or subsequent adjustments in each period, beginning with the third quarter of 2009, as shown in the tables in item (B) above. Gains recognized for subsequent increases in fair value were not in excess of the cumulative loss previously recognized. Gains and losses adjusted only the carrying amount of long-lived assets, whether classified as held for sale individually or as part of a disposal group. We disclosed such recognition and adjustments to asset carrying values in Note (2) Discontinued Operations to our consolidated financial statements in each respective period through June 30, 2010.

ASC 360-10-40-5 states “a gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale.”

We recognized gains or losses not previously recognized that resulted from the sale of a long-lived asset (disposal group) at the date of each sale, as shown in the tables in item (B) above.

Note (7) Product Warranties

2.	We note the significant difference here and in the Form 10-K for the fiscal year ended December 31, 2009 in warranty expense accrued and claims paid in each period presented. Please explain to us the reason for this difference, and how the amount of payments correlates with the adequacy of the expense recognized in and the level of the obligation accrued at the end of each period.

Changes in the Company's product warranty liability for the three- and six-month periods ended June 30, 2010 and 2009 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Beginning balance	$6,988	$16,333	$8,379	$17,837
Adjustments	—	(153)	(720)	(239)
Accruals	156	1,885	701	2,918
Payments	(886)	(3,927)	(2,102)	(6,378)
Ending balance	$6,258	$14,138	$6,258	$14,138

Selected ending balance components:

All commercial products	$5,340	$11,287	$5,340	$11,287
Commercial product - TC916	$2,670	$4,696	$2,670	$4,696

Changes in the Company's product warranty liability for the years ended December 31, 2009 and 2008 were as follows (in thousands):

	2009	2008
Beginning balance, as of January 1	$17,837	$25,185
Accruals and adjustments	3,073	9,122
Payments	(12,531)	(16,470)
Ending balance, as of December 31	$8,379	$17,837

Selected ending balance components:

All commercial products	$7,221	$13,699
Commercial product - TC916	$3,550	$6,937

As indicated above, our outstanding product warranty liability at the end of each period primarily represents obligations related to our commercial business, which was classified as a discontinued operation in September 2009 and for which sales volume and related product warranty expense accruals have declined significantly each year since 2007. In addition, a significant portion of our outstanding product warranty liability at the end of each period represents obligations related to a single product of our commercial business discontinued operation - Commercial Treadclimber Model TC916 (the “TC916”) - for which production was ceased in 2007 and for which the related warranty expense was fully recognized in 2007 and prior. The impact of additional warranty expense related to the TC916 on our operating results was discussed in our 2007 and 2008 Forms 10-K.

Similarly, payments in each period presented predominantly consist of warranty claims paid in connection with our commercial business discontinued operation, particularly theTC916. Since it was classified as a discontinued operation in September 2009, we have disposed of various components of our commercial business, including the assignment of some warranty liabilities (which assignments are included in “adjustments” for the six months ended June 30, 2010 in the table above). However, we have retained warranty obligations of the commercial business related to the TC916. Therefore, we expect that warranty payments will continue to exceed expense in future periods, and the amount of our outstanding warranty liability will continue to decline, as we continue to reduce obligations related to our commercial business discontinued operation, particularly theTC916 product. In our future filings, we will discuss the current and expected future impact of changes in our product warranty obligations, particularly the TC916, on our cash flows and liquidity, as appropriate.
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In connection with responding to the Staff's comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at (360) 859-2700.

Very truly yours,

/s/ Kenneth L. Fish

Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.